

Mail Stop 4561

March 7, 2018

William L. Deckelman, Jr.
Vice President and Secretary
Ultra SC Inc.
13600 EDS Drive
Herndon, VA 20171

> **Re:** **Ultra SC Inc.**
> **Registration Statement on Form 10**
> **File No. 001-38395**
> **Filed February 8, 2018**

Dear Mr. Deckelman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement of Ultra SC Inc.

Basis of Presentation, page vii

1.   In this section, you define the term "Vencore" as Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries on a combined basis. To ensure readers' understanding that references to "Vencore" include KGS Holding Corp.'s operations, and not only the operations of Vencore Holding Corp., please highlight this definition in the major sections of your information statement, including the summary, business section, and management's discussion and analysis. Further, while we understand that both Vencore Holding Corp. and KGS Holding Corp. are portfolio companies of funds affiliated with Veritas Capital, please explain why both entities operations are referred to collectively as "Vencore." It is unclear from your Business of Vencore section how the business of KGS Holding Corp. relates to Vencore Holding Corp. in terms of how they operated in the past or will in the future. For example, please clarify the extent to which

these businesses operated independently in the past and to what extent they will operate independently as part of Ultra SC.

Summary, page 1

2.   You reference pro forma combined revenues of approximately $4.1 billion for the 12 months ended October 31, 2016. To balance your disclosure, please provide pro forma combined net income or loss figures for the corresponding period. We note similar disclosures on pages 126 and 138.

Summary of the Spin-Off, page 14

3.   On page 17, you reference opinions from a nationally recognized valuation firm with respect to the capital adequacy and solvency of DXC Technology Co. ("DXC") and Ultra SC after giving pro forma effect to the Distribution, the Ultra Payment and the Mergers. Please advise whether you will provide a summary of such opinions or include them as exhibits to your registration statement. Further, please advise to what extent, if any, the Spin-off and Merger transactions may be altered based on these opinions.

Summary Pro Forma Condensed Combined Financial and Other Data of Ultra

Non-GAAP Financial Measures

Reconciliation of Non-GAAP Financial Measures, page 33

4.   Your disclosures on page 34 identify corporate expenses that are expected to be largely eliminated on a prospective basis. These appear to relate to the cost structure protection provisions in the Separation and Distribution Agreement described on page 33. Clarify how long these cost protection provisions will be in place resulting in the reduced expenses.

The Transactions, page 64

5.   We note that DXC was created through a combination of Computer Science Corporation ("CSC") and the enterprise services business of Hewlett Packard Enterprise Company ("HPE"), which was completed in April 2017. As part of these transactions, DXC entered into various separation and distribution agreements with HPE and CSC, or their respective stockholders. Given that the U.S public sector ("USPS") business of DXC, formerly of HPE and/or CSC, is now being spun off to Ultra SC, please clarify whether any of these April 2017 separation and distribution agreements, or related ancillary agreements, is a material agreement for Ultra SC and, if so, whether any is being amended or revised in connection with the contemplated Spin-off and Mergers.

The Separation and Distribution Agreement and Ancillary Agreements, page 87

6.   Please revise page 88 to quantify the Ultra Payment and describe the anticipated terms and structure of any debt that may be issued to DXC in lieu of cash. Further, please clarify whether the decision to issue cash or debt is at the discretion of either party or requires mutual agreement.

Unaudited Pro Forma Condensed Combined Financial Statements of Ultra, page 107

7.   Clarify whether any outstanding share based payment awards will become fully vested or will be exchanged for equity interests in Ultra SC Inc. in connection with the merger. Clarify the terms and conditions of any replacement awards. To the extent the terms and conditions are different than the original awards tell us how you considered including pro forma adjustments to reflect any changes in compensation expense. Also, tell us how you considered disclosing any compensation expense that will be recognized upon closing of the merger for awards that will become fully vested.

Note 5: Purchase Price Allocation, page 116

8.   Your disclosure indicates that the fair value of the equity purchase consideration was measured based on the fair value of 14.03% of shares of the combined company. Revise to describe how you determined the fair value of the combined company including the methodologies and significant assumptions used.

9.   Please revise to describe the nature of the program assets acquired, and how these assets generate future cash flows.

Business of USPS, page 125

10.   On page 126, you indicate that DXC was formed in April 2017, in part, by obtaining the enterprise services business of HPE, which in turn was created by Hewlett Packard Co. spinning off its HP Enterprises Services businesses. Enterprise services is described as the infrastructure, applications, and business processing outsourcing ("BPO") business that was originally founded by Electronic Data Systems Corporation. Your description of your USPS business focuses on developing IT systems for public sector clients by creating bespoke solutions and/or integrating software solutions from partners, such as Oracle, IBM, or SAP. Please clarify whether any of the Infrastructure or BPO business relating to U.S. public sector clients will be transferred to Ultra SC from DXC.

Business of Vencore, page 138

11.   Please revise to clarify how Vencore's solutions are sold and provided by its employees. It is unclear whether Vencore's core services described on page 140 are sold and

provided in an integrated manner or whether there are separate organizations and sales agreements for Vencore Holding and KGS Holding.

12. On page 142, you reference Vencore recently being awarded a prime position on a contract with a "ceiling value of $460 million" to provide cyber security services to U.S. Cyber Command. Please revise to clarify the term of this agreement and the base value or minimum amount of revenue that you expect to be derived from this contract under ordinary circumstances to add balance to your disclosure.

13. Please clarify in an appropriate place in the filing whether you intend to keep Vencore's operations in a separate unit, or if you will integrate its solutions with your USPS offerings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of USPS</u>

<u>Description of Material Indebtedness, page 191</u>

14. Please advise us whether you will file your credit agreements for the Term Loan A Facilities and Revolving Credit Facility as exhibits pursuant to Item 601(b)(10) of Regulation S-K prior to the effectiveness of your registration statement.

<u>Management of Ultra Following the Transactions</u>

<u>Our Board of Directors Following the Spin-Off and Director Independence, page 196</u>

15. Please revise this section to briefly describe the director nomination rights in the Veritas Side Letter Agreement. Further, please revise to identify the director nominated by Veritas under this agreement.

<u>Fiscal 2019 Expected Ultra Compensation, page 199</u>

16. To the extent any of your executive compensation plans or agreements are completed prior to the closing of your spin-off, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 216</u>

17. You indicate on page 216 that DXC will not own any of your shares and you will operate independently of DXC. Please revise to clarify that DXC will still be an affiliate of your proposed chairman, Mr. J. Michael Lawrie, since he is the CEO of DXC. Accordingly, transactions with DXC may continue to be related party transactions under Item 404(a) of Regulation S-K. Further, please advise whether the transactions related to DXC on pages F-26 to F-27 and F-45 to F-46 are required to be disclosed under Item 404(a).

<u>General</u>

18.   Your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us of the timing of your certification from your proposed exchange, once known.

19.   Please identify the sources of your industry statistics and market data either in your Industry and Market Data section on page v or on pages 2-3, 5, 138, and 145-147, where you cite such information. To the extent any anticipated growth rates or market opportunities that you discuss are based on internal projections, please revise to provide a description of how these estimates were calculated. Your disclosure should describe any material assumptions used in such calculations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: Phillip S. Stoup, Esq.
        Latham & Watkins LLP